UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2012

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82        .

Methanex Corporation

1800—200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For immediate release

January 17, 2012

METHANEX PLANNING TO RELOCATE A METHANOL PLANT TO THE US GULF COAST

Methanex Corporation announced today that it has secured land in Geismar, Louisiana, and is planning to move one of its idle methanol plants in Chile to this location. Site-specific engineering has begun and the plant is expected to be operational in the second half of 2014.

Bruce Aitken, President and CEO of Methanex commented, “The outlook for low North American natural gas prices makes Louisiana an attractive location in which to produce methanol. It is also a large methanol-consuming region, possesses world-class infrastructure, skilled workers and is a positive environment in which to do business. We have a number of parallel work paths ongoing and expect to make a final investment decision on this project in the third quarter of this year.”

Mr. Aitken added, “This project represents a unique opportunity in the industry to add capacity at a lower capital cost and in about half the time of a new greenfield methanol plant. The timing of this project is excellent: there is strong demand growth for methanol globally and there is little new production capacity being added to the industry over the next several years.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

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Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “believes,” “expects,” “may,” “plans” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply,

•	expected re-start date of our relocated methanol plant,

•	ability to obtain natural gas for our relocated methanol plant on commercially acceptable terms ,

•	expected capital cost to restart our relocated methanol plant,

•	anticipated production rates of our restarted methanol plant,

•	expected operating costs, including natural gas feedstock costs and logistics costs of our restarted methanol plant,

•	ability to successfully execute the relocation of our idled methanol plant,

•	expected global or regional economic activity (including industrial production levels).

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	success of natural gas exploration and development and our ability to procure economically priced natural gas in the United States,

•	production rates of our relocated methanol plant,

•	receipt or issuance of governmental and regulatory consents or approvals, including without limitation, environmental permits, required in order to operate the relocated methanol plant,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from changes in laws or regulations.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•	our ability to enter into gas purchase arrangements on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers, and financial institutions,

•	changes in laws or regulations,

•	world-wide economic conditions, and

•	other risks described in our 2010 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 17, 2012	By:	/s/ RANDY MILNER
Name: Randy Milner
Title: Senior Vice President, General Counsel & Corporate Secretary